  Exhibit 99.1

Sun Life Financial completes offering of Subordinated Unsecured Debentures

TORONTO, May 13, 2014 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Corporation") announced today the successful completion of the public offering in Canada of $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024 (the "Series 2014-1 Debentures"). The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries and repayment of indebtedness.

The Series 2014-1 Debentures were sold under a pricing supplement dated May 8, 2014, issued pursuant to the Corporation's short form base shelf prospectus and its prospectus supplement dated April 16, 2013, which are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.

The Series 2014-1 Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2014 the Sun Life Financial group of companies had total assets under management of $671 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 09:30e 13-MAY-14